

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 13, 2010

Mr. James Kluber
Chief Financial Officer
Firstgold Corp.
1055 Cornell Ave
P.O. Box 6
Lovelock, NV 89419

      Re: Firstgold Corp.
             Form 10-K for the Fiscal Year Ended January 31, 2009
             Filed September 4, 2009
             File No. 0-20722

Dear Mr. Kluber:

      We have completed our review of your 2009 Form 10-K, and do not, at this time, have any further comments.

                    Sincerely,

                    Mark C. Shannon
                    Branch Chief